UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-24923

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

(Full title of the plan)

CONEXANT SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

4000 MACARTHUR BLVD
NEWPORT BEACH, CALIFORNIA 92660-3095
(Address of principal executive office)

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Conexant Systems, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004 and 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 and 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Costa Mesa, California
June 21, 2005

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments—at fair value (Note 3):
Conexant common stock funds	$17,518,008	$41,531,049
Skyworks common stock fund	8,037,925	8,571,863
Mindspeed common stock fund	5,114,771	14,811,396
Shares of mutual funds	152,753,414	57,306,283
Interest in collective trusts	19,283,557	12,361,073
Participant loans receivable	1,716,794	763,793

Total investments	204,424,469	135,345,457

Contributions receivable—other	24,136	20,987

CASH	272,527	604,970

Total assets	204,721,132	135,971,414

LIABILITIES:
Payable for excess contributions	19,439	4,627

Total liabilities	19,439	4,627

NET ASSETS AVAILABLE FOR BENEFITS	$204,701,693	$135,966,787

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(22,186,896)	$58,167,776
Interest and dividends	2,827,668	1,338,350

Total investment income (loss)	(19,359,228)	59,506,126

Contributions:
Transfer in of assets (Note 1)	83,051,000
Participant	12,297,308	11,323,252
Employer	4,950,945	4,777,313
Rollover	775,138	301,274

Total contributions	101,074,391	16,401,839

Total additions	81,715,163	75,907,965

DEDUCTIONS:
Benefits paid and other distributions to participants	(12,877,518)	(18,131,888)
Administrative fees and other deductions	(102,739)	(156,043)

Total deductions	(12,980,257)	(18,287,931)

NET INCREASE	68,734,906	57,620,034

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	135,966,787	78,346,753

NET ASSETS AVAILABLE FOR BENEFITS—Ending of year	$204,701,693	$135,966,787

     The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

See “Transfer In of Assets” item below for additional information on the additions to the Plan in 2004.

General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2004, the Plan had 4,406 participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the “Trust”) and Fidelity. All of the Plan’s assets are and, until April 1, 2004, the assets of the Conexant Systems, Inc. Hourly Employees’ Savings Plan were, kept in the Trust. As of December 31, 2004 and 2003, the Plan owned 100% and 98%, respectively, of the total net assets available for benefits in the Trust. Net assets of the Trust and plan-specific expenses are allocated to the Plans based on specific identification. Net investment income, gains and losses and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Transfer In of Assets— Effective as of April 1, 2004, the Conexant Systems, Inc. Hourly Employees’ Savings Plan was merged with and into the Plan and all undistributed account balances and liabilities (including outstanding loan balances) associated therewith were transferred to the Plan. The activity in the Hourly Employees’ Savings Plan between January 1, 2004 and March 31, 2004 (date of merger) was as follows:

Investment income	$185,824

Benefits paid and other distributions to participants	(85,003)
Administrative fees	(372)
Transfer to Retirement Savings Plan	(2,832,423)

Net decrease in net assets	(2,731,974)
Net assets—January 1, 2004	2,731,974

Net assets—March 31, 2004	$—

Effective June 4, 2004, the GlobespanVirata, Inc. Retirement Savings Plan was merged with and into the Plan, at which time the net assets of $80,218,577 were transferred into the Plan.

Contributions—Effective October 1999, the Plan was amended to provide for employees to contribute from 1% to 17% of base compensation through payroll deductions on a pretax, post-tax, or combination basis, up to the annual maximum pretax dollar limit established by the Internal Revenue Service (“IRS”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 29 mutual funds, an interest in collective trusts, the Conexant Stock Fund, Skyworks Stock Fund and the Mindspeed Stock Fund as investment options for participants.

Until June 3, 2004, the Company matched 100% up to the first 4% of employee compensation contributed to the Plan, and, at its discretion, could make an additional variable match of between 0% and 100% on the first 4% an employee contributes, depending on the Company’s overall financial performance. Until June 3, 2004, all Company contributions were directed to the Conexant Stock Fund A (not participant directed). Effective June 4, 2004, the Company changed its method for matching employee contributions to match 66.66% on the first 6% of eligible contributions made to the Plan, and also changed the way matching contributions are made. Matching contributions are no longer directed to the Conexant Stock Fund A, but are allocated based on participant investment elections in effect at the time of the Company matching contribution. Participants may re-allocate amounts held in the Conexant Stock Fund A to other investment options in the Plan.

The discretionary profit-sharing contribution is to be allocated to all eligible participants employed on the last day of the plan year on a pro-rata basis based on each participant’s compensation.

The amount allocated in each calendar year to any participant cannot exceed the lesser of $41,000 or 100% of the participant’s total compensation for the plan year ended December 31, 2004. For purposes of this limitation, amounts allocated shall comprise Company matching contributions and the participant’s pre-tax and post-tax contributions. No discretionary profit-sharing match was provided during the years ended December 31, 2004 and 2003.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Administrative expenses are equally allocated to all participants.

Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan’s investment funds (including Conexant Stock Fund B), which are attributable to their own participant contributions into one or more of the other investment funds. A participant who has attained the age of 59 1/2, whether or not retired from the Company, is permitted to elect at any time to transfer all or a portion of the total value of their interest in Conexant Stock Fund A to any one or more of the other investment funds. For participants still employed with the Company, all subsequent Company-matching contributions and Company profit-sharing contributions, if any, until June 3, 2004 were made in Conexant common stock. Effective June 4, 2004, Company matching contributions are no longer directed to the Conexant Stock Fund A, but are allocated based on participant investment elections in effect at the time of the Company matching contribution. Participants may re-allocate amounts held in the Conexant Stock Fund A to other investment options in the Plan.

Investment Options—As of December 31, 2004 and 2003, the Plan offered investment options in the following funds (percentages are approximate, and descriptions are based on the information extracted from the related prospectus):

a.	Conexant Stock Fund B—Conexant Systems, Inc. common stock, cash and the proceeds and income on such cash and common stock.

b.	Skyworks Stock Fund—Skyworks common stock, cash and the proceeds and income on such cash and common stock.

c.	Mindspeed Stock Fund—Mindspeed common stock, cash and the proceeds and income on such cash and common stock.

d.	Oakmark Select I—The fund invests primarily in domestic-equity securities. It may invest up to 25% of assets in securities of non-U.S. issuers, including foreign government obligations and foreign equity and debt securities traded over-the-counter (“OTC”) or on foreign exchanges; it may invest no more than 5% in securities of issuers in emerging markets.

e.	Baron Growth—The fund invests primarily in common stocks but may also invest in other equity-type securities such as convertible bonds and debentures, preferred stocks, warrants and convertible preferred stocks. It invests primarily in small sized companies with market values less than $1,500,000,000.

f.	Ariel Fund—The fund normally invests 80% of assets in equity securities with market capitalizations under $2 billion. It may invest the remaining 20% in investment grade debt securities. The fund seeks environmentally responsible companies; it may not invest in issuers primarily involved in the manufacture of weapons systems, nuclear energy, or tobacco.

g.	T. Rowe Price Emerging Markets Stock Fund—Normally invests at least 80% of assets in securities of companies located in emerging markets. It invests primarily in common stocks but may also invest in preferred stocks, convertible securities, and fixed income securities. The funds investments are typically diversified across emerging markets in Latin America, Asia, Europe, Africa, and the Middle East.

h.	Van Kampen Growth and Income Fund Class A—Invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

i.	Fidelity Low Price Stock Fund—Normally investing at least 80% of assets in low-priced stocks (those priced at or less than $35 per share), which can lead to investments in small and medium-sized companies.

j.	Fidelity Fund—Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

k.	Fidelity Growth Company Fund—Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

l.	Fidelity OTC Portfolio Fund—Normally invests primarily in common stocks. Normally invests at least 65% of its assets in securities principally traded on the OTC market, which has more small and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

m.	Fidelity Equity-Income Fund—Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

n.	Fidelity Contrafund—Invests primarily in the common stock of companies whose value the fund believes is not fully recognized by the public. The fund invests in foreign and domestic issuers.

o.	Fidelity Diversified International Fund—Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

p.	Fidelity Dividend Growth Fund—Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are currently paid.

q.	Fidelity Magellan—Invests primarily in common stock of domestic and foreign issuers with a focus on capital appreciation.

r.	Fidelity Mid-Cap Stock Fund—Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poor’s MidCap 400 (approximate capitalization of $110,000,000 to $5,000,000,000).

s.	Fidelity Freedom Income Fund—20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds.

t.	Fidelity Freedom 2000 Fund—25% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 32% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

u.	Fidelity Freedom 2005 Fund—20% in Fidelity domestic stock mutual funds, 35% in Fidelity investment-grade fixed-income mutual funds, 5% in Fidelity high-yield fixed-income mutual funds and 40% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

v.	Fidelity Freedom 2010 Fund—45% in Fidelity stock mutual funds, 46% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

w.	Fidelity Freedom 2015 Fund—20% in Fidelity domestic stock mutual funds, 35% in Fidelity investment-grade fixed-income mutual funds, 5% in Fidelity high-yield fixed-income mutual funds and 40% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

x.	Fidelity Freedom 2020 Fund—69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

y.	Fidelity Freedom 2025 Fund—20% in Fidelity domestic stock mutual funds, 35% in Fidelity investment-grade fixed-income mutual funds, 5% in Fidelity high-yield fixed-income mutual funds and 40% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

z.	Fidelity Freedom 2030 Fund—82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

aa.	Fidelity Freedom 2035 Fund—20% in Fidelity domestic stock mutual funds, 35% in Fidelity investment-grade fixed-income mutual funds, 5% in Fidelity high-yield fixed-income mutual funds and 40% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

bb.	Fidelity Freedom 2040 Fund—Invests in a combination of Fidelity equity, fixed-income and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy.

cc.	Fidelity U.S. Bond Index Fund—Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

dd.	Fidelity Intermediate Gov. Inc—Normally invests at least 80% of total assets in U.S. Government securities and repurchase agreements for those securities. Invests in instruments related to U.S. Government securities while normally maintaining a dollar-weighted average maturity of three to ten years.

ee.	Fidelity Retirement Money Market—Invests in U.S. dollar-denominated money market securities of domestic and foreign issuers and reverse repurchase agreements. More than 25% of the fund’s total assets will be invested in the financial services industries.

ff.	Spartan U.S. Equity Index Fund—Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

gg.	Fidelity Managed Income Portfolio (“Stable Value”) Fund—This is a collection which primarily invests in investment contracts providing a stated rate of interest, which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

Vesting—Until June 3, 2004, Participant elective deferral contributions and Company contributions were fully vested at all times.

Effective June 4, 2004, the Company changed the method in which participants vest in Company matching contributions. Company matching contributions, and related earnings thereon, will vest as follows: 40% after two years of services, 70% after three years of service, and 100% after four years of service, or in the event of death, disability, or the attainment of age 60. Any Company matching contributions made prior to June 4, 2004 will remain 100% vested.

Payment of Benefits—Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Such balances may be kept in the Plan, in any of the Plan’s investment options, if the balance is greater than $5,000. Upon retirement, a participant may elect to receive a lump-sum amount or ten or fewer annual installments equal to the value of his or her account.

Forfeited Accounts—At December 31, 2004 and 2003, there were no material forfeited nonvested accounts. These accounts would be used to reduce employer contributions. During the years ended December 31, 2004 and 2003, employer contributions were not reduced by any forfeited nonvested accounts.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (6.25% at December 31, 2004). During the year ended December 31, 2004, $123,173 in defaulted loans were converted to taxable distributions and included in benefits paid to participants in the accompanying financial statements. There were no loans in default outstanding at December 31, 2004 and 2003.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and present the net assets available for benefits and changes in those net assets.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

Derivative Financial Instruments—Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and measure those instruments at fair value. As of December 31, 2004 and 2003, the Plan had no derivative financial instruments.

3.	INVESTMENTS

The following is a summary of investments held as of December 31:

	2004		2003
	Cost	Fair Value	Cost	Fair Value
Conexant Stock Fund A*	$15,059,857	$10,030,807	$15,686,513	$27,393,589
Conexant Stock Fund B	12,666,931	7,487,201	10,424,375	14,137,460
Skyworks Stock Fund	26,678,782	8,037,925	30,717,553	8,571,863
Mindspeed Stock Fund	3,079,451	5,114,771	3,569,460	14,811,396
Oakmark Select I	3,030,863	3,439,470	1,589,490	1,787,419
Baron Growth	3,337,162	3,968,506	648,147	744,375
Ariel Fund	2,013,550	2,148,403	144,302	163,235
TRP Emerging Mkt Fund			107,803	127,598
VK Growth & Income Fund	1,234,746	1,379,497	232,640	266,707
Fidelity Low Price Stock Fund	4,181,041	4,855,289	1,271,528	1,518,716
Fidelity Fund			638,731	655,094
Fidelity Growth Company	4,120,368	4,488,653	3,406,132	3,333,797
Fidelity OTC Portfolio	1,117,358	1,146,045	981,757	936,868
Fidelity Equity Income	8,119,066	8,613,786
Fidelity Contrafund	9,753,012	10,761,203
Fidelity Diversified International	11,857,735	14,272,306	3,563,393	4,177,439
Fidelity Dividend Growth			11,571,441	11,493,609
Fidelity Magellan	12,147,496	12,802,097
Fidelity Mid-Cap Stock	8,575,839	9,425,064	7,740,506	7,861,901
Fidelity Freedom Income	891,893	911,720	576,386	583,819
Fidelity Freedom 2000	885,498	899,877	606,488	601,347
Fidelity Freedom 2005	3,142	3,346
Fidelity Freedom 2010	3,122,831	3,226,782	2,100,429	2,056,014
Fidelity Freedom 2015	183,560	192,806
Fidelity Freedom 2020	12,298,868	13,040,396	3,689,674	3,568,434
Fidelity Freedom 2025	91,449	94,292
Fidelity Freedom 2030	4,838,743	5,118,502	2,872,442	2,762,098
Fidelity Freedom 2035	123,284	131,895
Fidelity Freedom 2040	989,948	1,070,758	74,167	82,193
Fidelity U.S. Bond Index	6,332,876	6,426,154	5,329,583	5,451,520
Fidelity Intermediate Govt.	298,343	297,609	140,536	139,055
Fidelity Retirement Money Market	19,151,780	19,151,780
Spartan U.S. Equity Index	23,548,006	24,887,178	9,462,918	8,995,045
Fidelity Managed Income Portfolio (stable value)	19,283,557	19,283,557	12,361,073	12,361,073
Participant loans receivable (bearing interest from 5.00% to 10.50%)	1,716,794	1,716,794	763,793	763,793

	$220,733,829	$204,424,469	$130,271,260	$135,345,457

*	Nonparticipant directed until June 3, 2004.

The following table presents investments that represent 5% or more of the Plan’s net assets at fair value as of December 31:

	2004	2003
Conexant Stock Fund A*	$—	$27,393,589
Conexant Stock Fund B		14,137,460
Skyworks Stock Fund		8,571,863
Mindspeed Stock Fund		14,811,396
Fidelity Diversified International	14,272,306
Fidelity Dividend Growth		11,493,609
Fidelity Mid-Cap Stock		7,861,901
Fidelity Magellan	12,802,097
Fidelity Contrafund	10,761,203
Fidelity Freedom 2020	13,040,396
Fidelity Retirement Money Market	19,151,780
Spartan U.S. Equity Index	24,887,178	8,995,045
Fidelity Managed Income Portfolio (stable value)	19,283,557	12,361,073

*	Nonparticipant directed until June 3, 2004

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) (depreciated) appreciated in value as follows for the years ended December 31:

	2004	2003
Conexant Stock Fund A *	$(17,198,305)	$19,266,815
Conexant Stock Fund B	(8,017,249)	15,989,029
Skyworks Stock Fund	754,379	85,453
Mindspeed Stock Fund	(7,671,192)	11,529,603
Mutual funds	9,945,471	11,276,876

	$(22,186,896)	$58,147,776

*	Nonparticipant directed until June 3, 2004.

4.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated December 13, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Until June 3, 2004, employer contributions to the Plan were in the form of Conexant common stock, and such investments could not be transferred to other funds, except as described in Note 1. Therefore, until that date, these investments were considered nonparticipant-directed investments. Effective June 4, 2004, employer contributions are made in cash and are allocated based on participant investment elections in effect at the time of the employer contribution.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows at December 31:

	2004	2003
Net assets:
Conexant Stock Fund A*	$10,030,807	$27,393,589

Changes in net assets:
Employer contributions	$1,608,491	$4,775,733
Net appreciation (depreciation) in fair value of investments	(6,958,685)	19,266,815
Benefits paid to participants	(1,300,875)	(3,964,969)
Net transfers to participant-directed investments June 3, 2004	(20,742,520)

Net change	(27,393,589)	20,077,579
Conexant Stock Fund A*—Beginning of year	27,393,589	7,316,010

Nonparticipant-directed balances in
Conexant Stock Fund A*—End of year	$—	$27,393,589

*	Nonparticipant directed until June 3, 2004

7.	EXEMPT PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $102,724 and $156,043 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held 7,132,530 and 6,829,356 shares of common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of $27,726,788 and $26,110,888,

respectively. During the years ended December 31, 2004 and 2003, the Plan recorded no dividend income.

8.	SUBSEQUENT EVENT

In February 2005, the Company, certain of its current and former directors and officers, and Plan Committee Members were named as defendants in a complaint filed in the U.S. District Court for the District of New Jersey. The complaint alleges that the defendants breached their fiduciary duties by allowing and encouraging Plan participants to invest in Conexant common stock as a Plan investment alternative. The Company believes that this lawsuit and its allegations are without merit and the defendants will vigorously defend the litigation.

******

SUPPLEMENTAL SCHEDULES

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,
	Lessor or Similar	Rate of Interest, Collateral,		Current
	Party	Par or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A^	$15,059,857	$10,030,807
*	Fidelity Investments	Conexant Stock Fund B	12,666,931	7,487,201
*	Fidelity Investments	Skyworks Stock Fund	26,678,782	8,037,925
*	Fidelity Investments	Mindspeed Stock Fund	3,079,451	5,114,771
	Oakmark Funds	Oakmark Select I	3,030,863	3,439,470
	Baron Funds	Baron Growth	3,337,162	3,968,506
*	Fidelity Investments	Ariel Fund	2,013,550	2,148,403
*	Fidelity Investments	VK Growth & Income Fund	1,234,746	1,379,497
*	Fidelity Investments	Fidelity Low Price Stock Fund	4,181,041	4,855,289
*	Fidelity Investments	Fidelity Growth Company	4,120,368	4,488,653
*	Fidelity Investments	Fidelity OTC Portfolio	1,117,358	1,146,045
*	Fidelity Investments	Fidelity Equity Income	8,119,066	8,613,786
*	Fidelity Investments	Fidelity Contrafund	9,753,012	10,761,203
*	Fidelity Investments	Fidelity Diversified International	11,857,735	14,272,306
*	Fidelity Investments	Fidelity Magellan	12,147,496	12,802,097
*	Fidelity Investments	Fidelity Mid-Cap Stock	8,575,839	9,425,064
*	Fidelity Investments	Fidelity Freedom Income	891,893	911,720
*	Fidelity Investments	Fidelity Freedom 2000	885,498	899,877
*	Fidelity Investments	Fidelity Freedom 2005	3,142	3,346
*	Fidelity Investments	Fidelity Freedom 2010	3,122,831	3,226,782
*	Fidelity Investments	Fidelity Freedom 2015	183,560	192,806
*	Fidelity Investments	Fidelity Freedom 2020	12,298,868	13,040,396
*	Fidelity Investments	Fidelity Freedom 2025	91,449	94,292
*	Fidelity Investments	Fidelity Freedom 2030	4,838,743	5,118,502
*	Fidelity Investments	Fidelity Freedom 2035	123,284	131,895
*	Fidelity Investments	Fidelity Freedom 2040	989,948	1,070,758
*	Fidelity Investments	Fidelity U.S. Bond Index	6,332,876	6,426,154
*	Fidelity Investments	Fidelity Intermediate Govt.	298,343	297,609
*	Fidelity Investments	Fidelity Retirement Money Market	19,151,780	19,151,780
*	Fidelity Investments	Spartan U.S. Equity Index	23,548,006	24,887,178
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	19,283,557	19,283,557
		Participant loans receivable (bearing interest from 5.00% to 10.50%)	1,716,794	1,716,794

			$220,733,829	$204,424,469

^	Nonparticipant directed until June 3, 2004
*	Identified as a party-in-interest to the Plan.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,
	Lessor or Similar	Rate of Interest, Collateral,		Current
	Party	Par or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A ^	$15,686,513	$27,393,589
*	Fidelity Investments	Conexant Stock Fund B	10,424,375	14,137,460
*	Fidelity Investments	Skyworks Stock Fund	30,717,553	8,571,863
*	Fidelity Investments	Mindspeed Stock Fund	3,569,460	14,811,396
	Oakmark Funds	Oakmark Select I	1,589,490	1,787,419
	Baron Funds	Baron Growth	648,147	744,375
*	Fidelity Investments	Ariel Fund	144,302	163,235
	Franklin Resources, Inc.	Trp Emg Mkt Fund	107,803	127,598
*	Fidelity Investments	VK Growth & Income	232,640	266,707
*	Fidelity Investments	Fidelity Low Price Stock Fund	1,271,528	1,518,716
*	Fidelity Investments	Fidelity Fund	638,731	655,094
*	Fidelity Investments	Fidelity Growth Company	3,406,132	3,333,797
*	Fidelity Investments	Fidelity OTC Portfolio	981,757	936,868
*	Fidelity Investments	Fidelity Diversified International	3,563,393	4,177,439
*	Fidelity Investments	Fidelity Dividend Growth	11,571,441	11,493,609
*	Fidelity Investments	Fidelity Mid-Cap Stock	7,740,506	7,861,901
*	Fidelity Investments	Fidelity Freedom Income	576,386	583,819
*	Fidelity Investments	Fidelity Freedom 2000	606,488	601,347
*	Fidelity Investments	Fidelity Freedom 2010	2,100,429	2,056,014
*	Fidelity Investments	Fidelity Freedom 2020	3,689,674	3,568,434
*	Fidelity Investments	Fidelity Freedom 2030	2,872,442	2,762,098
*	Fidelity Investments	Fidelity Freedom 2040	74,167	82,193
*	Fidelity Investments	Fidelity U.S. Bond Index	5,329,583	5,451,520
*	Fidelity Investments	Fidelity Intermediate Govt.	140,536	139,055
*	Fidelity Investments	Spartan U.S. Equity Index	9,462,918	8,995,045
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	12,361,073	12,361,073
		Participant loans receivable (interest rates ranging from 5.00% to 10.50%)	763,793	763,793

			$130,271,260	$135,345,457

^	Nonparticipant directed

*	Identified as a party-in-interest to the Plan.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
Date: June 23, 2005	By:	/s/ J. Scott Blouin
J. Scott Blouin
Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. and Member of the Plan Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm